Exhibit 12

PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended October 31, 2008 through 2012

(in thousands except ratio amounts)

	2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations	$171,714	$158,320	$153,687	$169,502	$148,750
Distributed income of equity investees	24,962	25,714	47,094	23,986	34,158
Fixed charges	46,978	54,239	55,567	51,156	65,241

Total Adjusted Earnings	$243,654	$238,273	$256,348	$244,644	$248,149

Fixed Charges:
Interest	$43,908	$51,639	$53,226	$48,433	$62,763
Amortization of debt expense	1,401	1,063	647	789	773
Amortization of loss - reacquired debt	238	99	—	—	—
One-third of rental expense	1,431	1,438	1,694	1,934	1,705

Total Fixed Charges	$46,978	$54,239	$55,567	$51,156	$65,241

Ratio of Earnings to Fixed Charges	5.19	4.39	4.61	4.78	3.80